CoreComm Limited
                            110 East 59th Street
                             New York, NY 10022




May 8, 2001



Office of EDGAR Information and Analysis
Attention: Jake Fien-Helfman
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re: Deletion Request for SEC EDGAR Filing Accession Number 0001121884-01-000040 S-1/A for CoreComm Limited

Dear Mr. Fien-Helfman:

I am writing to request the deletion of the above referenced filing. On April 12, 2001, the above referenced filing was erroneously filed with the code for form type "S-1/A." Following discussions with your office we corrected this filing error by filing the identical document on April 27, 2001 correctly coded as form type "S-1MEF." As a result of the subsequent filing, the document is now available electronically in two places, once as an S-1/A and once as an S-1MEF.

As now requested, we are requesting that you delete the above referenced filing. Should you have any questions or require any further information related to this request please call the undersigned at 212-418-0314 or Richard J. Lubasch at 212-906-8470. Thank you very much in advance for your assistance in this matter.

                                    Sincerely,




                                    Blair A. England
                                    Assistant General Counsel